Exhibit 3.9

RESTATED CERTIFICATE OF INCORPORATION

OF

MULBERRY CHILD CARE CENTERS, INC.

Mulberry Child Care Centers, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

1.                                       The original Certificate of Incorporation was filed with the Delaware Secretary of State on June 12, 1989 under the name of “Child-Care Development, Inc.”

2.                                       The following Restated Certificate of Incorporation was duly proposed by the Corporation’s Board of Directors pursuant to the applicable provisions of Section 242 and Section 245 of the General Corporation Law of the State of Delaware.  In lieu of a meeting of the sole stockholder, written consent has been given for the adoption of this Restated Certificate of Incorporation and the amendments to be made thereby pursuant to the applicable provisions of Sections 141, 228, 242 and 245 of the General Corporation Law of the State of Delaware.

ARTICLE 1.  NAME

The name of the corporation is Mulberry Child Care Centers, Inc. (the “Corporation”).

ARTICLE 2.  REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, 19801.  The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE 3.  PURPOSES

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4.  SHARES

The Corporation shall have authority to issue not more than 1,000 shares of $.01 par value common stock.

ARTICLE 5.  LIMITATION OF DIRECTOR LIABILITY

The Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the foregoing shall not eliminate or limit the liability of a director: (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code or (iv) for any transaction from which such director derived an improper personal benefit.

ARTICLE 6.  INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by Delaware law as in effect from time to time, indemnify any person against all liability and expense (including attorneys’ fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner or trustee of, or in any similar managerial or fiduciary position of, or as an employee or agent of, another corporation, partnership, joint venture, trust, association, or other entity.  The Corporation may, to the fullest extent permitted by Delaware law, as in effect from time to time, indemnify any person against all liability and expense (including attorneys’ fees) by reason of the fact that he is or was an employee fiduciary or agent of the Corporation or, while serving as an employee, fiduciary or agent of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner or trustee of, or in any similar managerial or fiduciary position of, or an employee or agent of, another corporation, partnership, joint venture, trust, association or other entity.  The Corporation may enter into indemnity contracts with directors, officers, employees, fiduciaries and agents of the Corporation setting forth such terms and conditions for the indemnification of such persons as the Corporation’s Board of Directors deems advisable subject to the obligations set forth in this Article Six.  Expenses (including attorneys’ fees) incurred in defending an action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding to the full extent and under the circumstances permitted by Delaware law.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have the power to indemnify against such liability under the provisions of this Article Six.  The indemnification provided by this Article Six shall not be deemed exclusive of any other rights to which those indemnified may be entitled under this Restated Certificate of Incorporation, any by-law, agreement, vote of stockholders or disinterested directors, statute, or otherwise, and shall inure to the benefit of their heirs, executors and administrators.  The provisions of this Article Six shall not be deemed to preclude the Corporation from indemnifying other persons from similar or other expenses and liabilities as the Board of Directors or the stockholders may determine in specific instance or by resolution of general application.

ARTICLE 7.  AMENDMENTS TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal any of the provisions contained in this Restated Certificate of Incorporation in any manner now or hereafter permitted by law and the rights of the stockholders of this Corporation are granted subject to this reservation.

ARTICLE 8.  AMENDMENTS TO BYLAWS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Corporation is expressly authorized to make, amend and repeal the bylaws of the Corporation.

ARTICLE 9.  ELECTION OF DIRECTORS

The directors of the Corporation need not be elected by written ballot unless required by the bylaws of the Corporation.

MULBERRY CHILD CARE CENTERS,
Dated:	February 6, 2002	INC., a Delaware Corporation

		By:	/s/ Eva M. Kripalani
Eva M. Kripalani
Senior Vice President, General
Counsel and Secretary